UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)

Putnam Investment Grade Municipal Trust (PGM)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74605100

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 74605100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,444,665

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,444,665

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,444,665

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

6.93%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
Putnam Investment Grade Municipal Trust
Putnam Investment Management
One Post Office Square
Boston, Massachusetts 02109

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 1,444,665 shares of PGM on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 6.93% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of PGM fit the investment guidelines for various Accounts. Shares have been acquired since April 20, 2005.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 1,444,665 shares or 6.93% of the outstanding shares. George W. Karpus presently owns 43,550 shares purchased on July 6, 2005 at $9.64 (13,450 shares), July 7 at $9.67 (2,500 shares), July 8 and 13 at $9.65 (2,250 shares), July 18 at $9.66 (800 shares), December 5 and 8 at $9.35 (23,000), December 7 at $9.32 (2,600 shares) and January 9, 2006 at $9.54 (4,000 shares). Mr. Karpus sold shares on July 5, 2006 at $9.34 (100 shares), September 15, 2006 at $9.65 (250 shares), September 18, 2006 at $9.63 (1,450 shares), September 19, 2006 at $9.68 (1,200 shares), September 20, 2006 at $9.66 (350 shares), September 21, 2006 at $9.70 (200 shares), September 22, 2006 at $9.72 (350 shares), October 10, 2006 at $9.79 (1050 shares) and October 27, 2006 at $9.87 (100 shares). Jo Ann Van Degriff presently owns 6,025 shares purchased on June 20, 2005 at $9.70 (540 shares), June 21 at $9.68 (720 shares), June 23 at $9.66 (200 shares), June 28 at $9.62 (400 shares), June 29 at $9.61 (85 shares), August 12 at $9.58 (1,000 shares), November 29 at $9.30 (620 shares), November 30 at $9.32 (150 shares), December 2 and 19 at $9.33 (700 shares), December 5 at $9.35 (50 shares), December 6 at $9.36 (50 shares), December 7 and 12 at $9.32 (750 shares), December 13 at $9.34 (150 shares), December 14 at $9.39 (140 shares), December 20 at $9.23 (100 shares), December 21 at $9.24 (100 shares), December 22 at $9.31 (100 shares), December 28 and 29 at $9.37 (520 shares) and January 9, 2006 at $9.54 (1,000 shares). Ms. Van Degriff sold shares on September 15, 2006 at $9.65 (50 shares), September 18, 2006 at $9.63 (200 shares), September 19, 2006 at $9.68 (550 shares), September 20, 2006 at $9.68 (150 shares), September 21, 2006 at $9.70 (100 shares), September 22, 2006 at $9.72 (150 shares) and October 10, 2006 at $9.79 (150 shares). Karpus Management, Inc. presently owns 6,790 shares purchased on July 5 and 8, 2005 at $9.65 (100 shares), July 6 at $9.64 (300 shares), July 7 at $9.68 (50 shares), July 18 and 19 at $9.66 (250 shares), July 21 and 26 at $ 9.62 (100 shares), August 11 at $9.60 (150 shares), August 16 and 26 at $9.61 (200 shares), August 17, 25, and 29 at $9.62 (350 shares), August 18 and 30 at $9.63 (150 shares), August 31 at $9.66 (100 shares), September 28 at $9.53 (50 shares), October 18, 20, and 21 at $9.31 (300 shares), October 19 at $9.35 (150 shares), November 10 at $9.24 (250 shares), November 11 at $9.20 (400 shares), November 14 at $9.14 (350 shares), November 16 at $9.17 (100 shares), November 17 at $9.18 (100 shares), November 21 at $9.21 (50 shares), November 25 at $9.29 (100 shares), November 28 at $9.30 (400 shares), December 6 and 27 at $9.36 (900 shares), December 7 at $9.32 (150 shares), December 15 at $9.40 (50 shares), December 16 at $9.41 (250 shares), December 19 at $9.33 (800 shares), December 20 at $9.23 (100 shares), December 23 at $9.30 (100 shares), December 28 at $9.39 (250 shares), December 29 at $9.37 (180 shares), January 3, 2006 at $9.42 (60 shares), January 9, 2006 at $9.54 (50 shares) and January 12, 2006 at $9.55 (100 shares). KMI sold shares on February 24, 2006 at $9.83 (100 shares) and on February 28, 2006 at $9.85 (50 shares). Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 7.66%. Urbana Partners, L.P. currently owns 14,000 shares. None of the other Principals of KIM currently own shares of PGM.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 10/10/2006 -11800  $9.79
 10/11/2006 -12800  $9.80
 10/12/2006 -7620  $9.82
 10/13/2006 -2500  $9.83
 10/16/2006 -2500  $9.77
 10/18/2006 -2500  $9.81
 10/19/2006 -505  $9.80
 10/25/2006 -8500  $9.80
 10/26/2006 -3775  $9.86
 10/27/2006 -2500  $9.87
 10/30/2006 -8500  $9.87
  11/1/2006 -2,500  $9.95
 11/9/2006 -1,500  $9.86
 11/21/2006 -5,000  $9.93
 11/27/2006 8,200  $9.96
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the PGM securities.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice President
Date:   December 8, 2006